SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                         RULE 13-E TRANSACTION STATEMENT
                        (PURSUANT TO SECTION 13(E) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                                 AMENDMENT NO. 1

                                BERTUCCI'S, INC.
                              (NAME OF THE ISSUER)

                                BERTUCCI'S, INC.
                                 TEN IDEAS, INC.
                           TEN IDEAS ACQUISITION CORP.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.005 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    086063104

                      (CUSIP NUMBER OF CLASS OF SECURITIES)

     James Westra, Esq.                           Donald H. Siegel, P.C.
Hutchins, Wheeler & Dittmar                Posternak, Blankstein & Lund, L.L.P.
A Professional Corporation                       100 Charles River Plaza
       101 Federal Street                      Boston, Massachusetts  02114
Boston, Massachusetts  02110                         (617) 973-6100
       (617) 951-6600

(NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSONS AUTHORIZED TO RECEIVED NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

This statement is filed in connection with (check the appropriate box):

a.       /x/      The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.

b.       / /      The filing of a registration stats under the Securities Act of 1933.

c.       / /      A tender offer.

d.       / /      None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /x/

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION (1)                         AMOUNT OF FILING FEE (2)
   $56,760,088                                         $11,352.02

(1) For purposes of calculation of the filing fee only. Assumes the purchase, at a purchase price of $8.00 per share of Common Stock, of 7,095,011 shares of Common Stock of the Issuer, representing all of such Common Stock outstanding (assuming the exercise of options to acquire 364,100 shares of Common Stock and excluding shares of Common Stock to be transferred to Ten Ideas, Inc.).


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(2)      The amount of the filing fee equals 1/50th of 1% of the transaction value.

/x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:  $11,352.02

FORM OR REGISTRATION NO.:  PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A

DATE FILED:    March 19, 1998

FILING PARTY:  BERTUCCI'S, INC.



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                                  Introduction

         This Amendment No. 1 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13e-3 filed with the Securities and Exchange (the "Commission") on March 19, 1998 on behalf of Bertucci's, Inc., a Massachusetts corporation (the "Company"), Ten Ideas, Inc., a Delaware corporation ("Ten Ideas"), and Ten Ideas Acquisition Corp., a Massachusetts corporation ("Acquisition"), with respect to a proposed merger pursuant to which Acquisition will be merged with and into the Company (the "Merger") and the Company, as the surviving corporation in the Merger, will become a wholly-owned subsidiary of Ten Ideas (as heretofore amended, the "Schedule 13e-3 Statement"). Joseph Crugnale is the founder, President, Chief Executive Officer, and Chairman of the Board of the Company, and is the President and sole director of Ten Ideas and Acquisition.

         The purpose of this  Amendment No. 1 is to amend Items 16 and 17 of the
Schedule 13e-3 Statement as set forth below. Terms defined in the Schedule 13e-3 Statement are used in this Amendment No. 1 with the same meanings as provided in the Schedule 13e-3 Statement.

Item 16.          Additional Information

         Item 16 of the Schedule 13e-3 Statement is hereby amended by adding the following paragraph thereto:

         On Friday, April 3, 1998, NE Restaurant Company, Inc., a Delaware corporation ("NE Restaurant"), publicly announced that it had submitted an offer to the Company's Board of Directors to acquire all of the issued and outstanding Common Stock of the Company, other than the 430,000 shares of Common Stock owned by NE Restaurant, for a cash purchase price equal to $10.50 per share. This offer was accompanied by a letter obtained by NE Restaurant from an investment banking firm regarding anticipated sources of financing for the transaction, which letter is conditioned upon, among other things, (i) the absence of material change in the business, financial condition and prospects of NE Restaurant or the Company; (ii) satisfactory completion of a due diligence investigation of the Company and NE Restaurant; and (iii) satisfactory market conditions for new issuances of high yield debt securities and in the securities market in general. As of the date hereof, the Special Committee of the Board of Directors of the Company is evaluating this proposal. Copies of the press releases issued by NE Restaurant and the Company on Friday, April 3,1998 are attached hereto as Exhibit (d)(6) and (d)(7), respectively, and each is incorporated herein by reference.

Item 17.          Material To Be Filed as Exhibits

         (d)(6) Press Release issued by NE Restaurant Company, Inc., dated April 3, 1998.

         (d)(7) Press Release issued by Bertucci's, Inc., dated April 3, 1998.

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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                BERTUCCI'S, INC.

                                By:  /S/ Norman S. Mallett
                                     Norman S. Mallett
                                     Vice President-Finance,
                                     Treasurer and Chief
                                     Financial Officer


Dated:  April 8, 1998

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 TEN IDEAS, INC.

                                 By:  /S/ Joseph Crugnale
                                     Joseph Crugnale
                                     President


Dated:  April 8, 1998

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 TEN IDEAS ACQUISITION CORP.

                                 By:  /S/ Joseph Crugnale
                                     Joseph Crugnale
                                     President

Dated:  April 8, 1998


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